Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF FEBRUARY 3, 2014

DATE, TIME AND PLACE: On February 3, 2014 at 11:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR: Roberto Egydio Setubal.

QUORUM: The majority of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

The meeting having been called to order, the Directors examined the account statements for the fiscal year 2013, the same being subject to: (i) a recommendation for approval as documented in the Summary of the Audit Committee’s Report; (ii) a favorable opinion of the Fiscal Council; (iii) an unqualified report of the Independent Auditors; (iv) a declaration of the Executive Board, agreeing with the opinions in the report of the Independent Auditors, the account statements and the management discussion and analysis report for the operation.

 Upon due consideration, the Directors concluded as to the exactness of all the documents examined, unanimously approving them and authorizing their disclosure through submission to the CVM – Brazilian Securities and Exchange Commission, BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, SEC – U.S. Securities and Exchange Commission, NYSE – New York Stock Exchange (both in the USA), Comisión Nacional de Valores and BCBA – Bolsa de Comercio de Buenos Aires (both in Argentina).

CONCLUSION: The meeting’s agenda having been completed, these minutes were drafted and having been read and approved by all, were duly signed. São Paulo (SP), February 3, 2014. (signed) Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer